FORM 27
MATERIAL CHANGE REPORT

SECTION 75(2) OF SECURITIES ACT (ONTARIO),
SECTION 84(1)(b) OF THE SECURITIES ACT (SASKATCHEWAN),
SECTION 118(1) OF SECURITIES ACT (ALBERTA),
SECTION 67(1) OF SECURITIES ACT (BRITISH COLUMBIA),
SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA),
SECTION 76(2) OF SECURITIES ACT (NEWFOUNDLAND).

Item One - Reporting Issuer

NovaGold Resources Inc.
127 Via de Tesoros
Los Gatos, California 95032

Item Two - Date of Material Change

December 30, 2002

Item Three - Press Release

The attached press release was issued in Vancouver, British Columbia.

Item Four - Summary of Material Change

On December 30, 2002, NovaGold announced that it has named Mr. Don MacDonald to be Senior Vice President and Chief Financial Officer as part of the company’s continued growth strategy to become one of North America’s newest gold producers. Mr. MacDonald brings over 20 years of experience in the mining industry. He has been directly involved in the operation and development of nine mines in North and South America with three different mining/exploration firms, completed over C$500 million in project financing, and held key advisory positions during several mergers and acquisition transactions.

Item Five - Full Description of Material Change

On December 30, 2002, NovaGold announced that it has named Mr. Don MacDonald to be Senior Vice President and Chief Financial Officer as part of the company’s continued growth strategy to become one of North America’s newest gold producers. Mr. MacDonald brings over 20 years of experience in the mining industry. He has been directly involved in the operation and development of nine mines in North and South America with three different mining/exploration firms, completed over C$500 million in project financing, and held key advisory positions during several mergers and acquisition transactions.

Mr. MacDonald returns to the mining industry after 2 years as Senior VP and CFO of a TSE/NASDAQ listed Biotech company. Prior to that Mr. MacDonald was Senior VP and CFO of De Beers Canada Mining Inc. (formerly Winspear Diamonds) and Dayton Mining Corporation from 1991 to November 1999. During Mr. MacDonald’s tenure as a senior financial executive with these mining firms he contributed to a three-fold increase in their market capitalizations. Mr. MacDonald holds a Bachelor and Masters degree in engineering from Oxford University and is a chartered accountant. Mr. MacDonald officially joins NovaGold in mid-January 2003.

“I am excited to get back into the mining business”, Mr. Don MacDonald said, “At NovaGold I will have the opportunity to assist with the development of the Donlin Creek project in Alaska, one of the largest and most exciting new gold projects in the world. NovaGold also has a number of other high-quality gold assets under development.”

“We are pleased to have Mr. Don MacDonald join the management team at this important time in the development of the company,” said Mr. Rick Van Nieuwenhuyse, President and CEO of NovaGold. “Mr. MacDonald’s extensive experience in the mining industry - especially in bringing projects successfully from the exploration/development stage to production will be a great complement to our existing management. We look forward to Mr. MacDonald’s contributions to NovaGold.”

About NovaGold

A diversified natural resource company, NovaGold acquires and develops precious metal deposits in North America. NovaGold has over $20 million in cash, no debt, and one of the largest unhedged gold resource bases of any gold exploration company. The Company generates cash flow to fund exploration and development from its construction aggregate, gold royalties and land development operations in Nome, Alaska. Shares of NovaGold are listed on the Toronto Stock Exchange (symbol NRI). The Company’s shares also trade on the US OTC Market (symbol NVGLF). Annual and quarterly financial reports, news releases and other information are available online at: www.novagold.net

Item Six - Reasons for Confidential Filing

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Senior Officer

Janice A. Stairs, Corporate Secretary, (902) 492-2013

Item Nine - Statement of Senior Officer

"The foregoing accurately discloses the material change referred to herein."

Executed this 2nd day of January, 2003 at Halifax, Nova Scotia by Janice A. Stairs, Corporate Secretary.

"Janice A. Stairs"
Janice A. Stairs, Corporate Secretary

News Release	Toronto Stock Exchange: NRI U.S. OTC Symbol: NVGLF

NovaGold Names New Chief Financial Officer

December 30th, 2002, Vancouver – NovaGold Resources Inc.

NovaGold has named Mr. Don MacDonald to be Senior Vice President and Chief Financial Officer as part of the company’s continued growth strategy to become one of North America’s newest gold producers. Mr. MacDonald brings over 20 years of experience in the mining industry. He has been directly involved in the operation and development of nine mines in North and South America with three different mining/exploration firms, completed over C$500 million in project financing, and held key advisory positions during several mergers and acquisition transactions.

Mr. MacDonald returns to the mining industry after 2 years as Senior VP and CFO of a TSE/NASDAQ listed Biotech company. Prior to that Mr. MacDonald was Senior VP and CFO of De Beers Canada Mining Inc. (formerly Winspear Diamonds) and Dayton Mining Corporation from 1991 to November 1999. During Mr. MacDonald’s tenure as a senior financial executive with these mining firms he contributed to a three-fold increase in their market capitalizations. Mr. MacDonald holds a Bachelor and Masters degree in engineering from Oxford University and is a chartered accountant. Mr. MacDonald officially joins NovaGold in mid-January 2003.

“I am excited to get back into the mining business”, Mr. Don MacDonald said, “At NovaGold I will have the opportunity to assist with the development of the Donlin Creek project in Alaska, one of the largest and most exciting new gold projects in the world. NovaGold also has a number of other high-quality gold assets under development.”

“We are pleased to have Mr. Don MacDonald join the management team at this important time in the development of the company,” said Mr. Rick Van Nieuwenhuyse, President and CEO of NovaGold. “Mr. MacDonald’s extensive experience in the mining industry - especially in bringing projects successfully from the exploration/development stage to production will be a great complement to our existing management. We look forward to Mr. MacDonald’s contributions to NovaGold.”

About NovaGold

A diversified natural resource company, NovaGold acquires and develops precious metal deposits in North America. NovaGold has over $20 million in cash, no debt, and one of the largest unhedged gold resource bases of any gold exploration company. The Company generates cash flow to fund exploration and development from its construction aggregate, gold royalties and land development operations in Nome, Alaska. Shares of NovaGold are listed on the Toronto Stock Exchange (symbol NRI). The Company’s shares also trade on the US OTC Market (symbol NVGLF). Annual and quarterly financial reports, news releases and other information are available online at: www.novagold.net

For more information on NovaGold contact:

Greg Johnson, Vice President, Corporate Development
Bellingham, Washington, USA
(907) 227-3963
E-mail: Greg.Johnson@NovaGold.net

Tony Hayes, CFA, Investor Relations
Toronto, Ontario, Canada
(416) 368-0882; Toll Free 1 (866) 243-1059
E-mail: Tony.Hayes@NovaGold.net